Exhibit 3(i).1

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

SECOND AMENDMENT TO CERTIFICATE OF
DESIGNATION, RIGHTS AND PREFERENCES OF
SERIES B CONVERTIBLE PREFERRED STOCK
Section 242

             INTEGRA LIFESCIENCES HOLDINGS CORPORATION ("Integra"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

             FIRST: That the Board of Directors of Integra, at a meeting held on March 6, 2001, adopted the following resolution proposing and declaring advisable certain amendments (the "Series B Amendment") to the Certificate of Designation, Rights and Preferences of Series B Convertible Preferred Stock of Integra as filed with the Office of the Secretary of State of the State of Delaware on March 12, 1999 and amended March 21, 2000:

             RESOLVED, that this Board of Directors proposes and hereby deems advisable that the Certificate of Designation, Rights and Preferences of Series B Convertible Preferred Stock of Integra Lifesciences Holdings Corporation (the "Series B Certificate"), be amended as follows:

             (1)  Amend paragraph 4 thereof so that, as amended, said paragraph shall be and read in its entirety as follows:

                          "4.  Liquidation.

             (a)         Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, in which all or substantially all of the consideration, if any, received by the Corporation or its stockholders is in cash, the holders of the shares of Series B Convertible Preferred Stock shall be paid, before any distribution or payment is made upon any stock ranking on liquidation junior to the Series B Convertible Preferred Stock, an amount equal to the greater of (i) $100 per share (the "Redemption Payment") and (ii) the amount that the holders of the Series B Convertible Preferred Stock would receive if they were to convert each share of Series B Convertible Preferred Stock into shares of Common Stock immediately prior to such liquidation, dissolution or winding up (such amount payable with respect to one share of Series B Convertible Preferred Stock being sometimes referred to as the "Liquidation Payment" and with respect to all shares of Series B Convertible Preferred Stock being sometimes referred to as the "Liquidation Payments").

             (b)        Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, in which all or substantially all of the consideration, if any, received by the Corporation or its stockholders is in securities, the Corporation shall have the option, at its election, of paying such Liquidation Payments to the holders of the shares of Series B Convertible Preferred Stock in cash or in a preferred security of the successor entity having terms substantially similar to the Series B Convertible Preferred Stock.

             (c)         If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of Series B Convertible Preferred Stock shall be insufficient to permit payment to the holders of Series B Convertible Preferred Stock of the Liquidation Payments, then the entire assets of the Corporation to be so distributed shall be distributed ratably among the holders of Series B Convertible Preferred Stock. Upon any liquidation, dissolution or winding up of the Corporation, after the holders of Series B Convertible Preferred Stock shall have been paid in full the Liquidation Payments respectively, to which they shall be entitled, the Series B Convertible Preferred Stock shall be automatically canceled and the remaining net assets of the Corporation may be distributed to the holders of stock ranking on liquidation junior to the Series B Convertible Preferred Stock.

             (d)        Written notice of such liquidation, dissolution or winding up, stating a payment date, the amount of the Liquidation Payments and the place where said Liquidation Payments shall be payable, shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, not less than 10 days prior to the payment date stated therein, to the holders of record of Series B Convertible Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation.

                          (e)         For purposes of this paragraph 4, a liquidation, dissolution or winding up of the Corporation shall be deemed to include (i) the Corporation's sale of all or substantially all of its assets or (ii) the merger or consolidation of the Corporation into or with any other corporation, in which all or substantially all of the consideration received by the Corporation or its stockholders in connection with such sale, merger or consolidation is: (x) in cash, or (y) in securities of the acquiring company or an affiliate thereof having a fair market value per share of Common Stock which is lower than the Conversion Price (as defined below) as last adjusted and in effect at the date of such liquidation, dissolution or winding up; provided that a liquidation, dissolution or winding up of the Corporation shall not include a sale, merger or consolidation in which all or substantially all of the consideration received by the Corporation or its stockholders in connection therewith is in securities of the acquiring company or an affiliate thereof having a fair market value per share of Common Stock which is equal to or greater than the Conversion Price as last adjusted and in effect on the date of such liquidation, dissolution or winding up.

             (f)         The Series B Convertible Preferred Stock shall, with respect to distribution of assets and rights upon the liquidation, dissolution or winding up of the Corporation, rank on a parity with any class or series of capital stock of the Corporation hereafter created which expressly provides that it ranks on a parity with the Series B Convertible Preferred Stock with respect to distribution of          assets and rights upon the liquidation, dissolution or winding up of the Corporation.  The Series B Convertible Preferred Stock shall, with respect to distribution of assets and rights upon the liquidation, dissolution or winding up of the Corporation, rank senior to (i) the Corporation's Series A Convertible Preferred Stock, $.01 par value per share, and (ii) each class or series of capital stock of the Corporation hereafter created which does not expressly provide that it ranks on a parity with or senior to the Series B Convertible Preferred Stock with respect to distribution of assets and rights upon the liquidation, dissolution or winding up of the Corporation.";

             (2)  Amend paragraph 9(b) thereof by replacing the phrase "Series C Convertible Preferred Stock" that appears therein with the phrase "Series B Convertible Preferred Stock".

             SECOND: That the stockholders of the Corporation, at an annual meeting of stockholders called and held upon notice properly given in accordance with Section 222 of the Delaware General Corporation Law, have adopted and approved the Series B Amendment in accordance with the provisions of Section 212 of the Delaware General Corporation Law.

                          THIRD: That the Series B Amendment has been duly adopted and approved in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

             IN WITNESS WHEREOF, said Integra LifeSciences Holdings Corporation has caused this Certificate of Amendment of Certificates of Designation, Rights and Preferences of Series B Preferred Stock to be executed by a duly authorized officer of the Corporation this 15th day of May, 2001.

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

By:	Stuart M. Essig
Stuart M. Essig, President